Filed Pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-172204
CEREPLAST, INC.
3,385,628 Shares of Common Stock
Prospectus
     The selling stockholders named in this prospectus are offering to sell up to 3,385,628 shares of common stock of Cereplast, Inc., including 2,596,500 outstanding shares of common stock, and 789,128 shares of common stock issuable upon exercise of outstanding warrants, which were issued by us to the selling stockholders in a private placement. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.
     Our common stock currently trades on the NASDAQ Capital Market under the symbol “CERP.” On March 30, 2011, the last reported sale price for our common stock on the NASDAQ Capital Market was $5.21 per share.
     The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before buying shares of our common stock.
     The selling stockholders are offering these shares of common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is April 14, 2011

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You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

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WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, along with other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to ‘incorporate by reference’ information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) after the date of this prospectus, until the selling stockholders sell all of our common stock registered under this prospectus.
•	our annual report on Form 10-K for the fiscal year ended December 31, 2010, filed with the SEC on March 31, 2011;

•	our current reports on Form 8-K filed on February 1, 2011 and February 22, 2011; and

•	the description of our common stock, which is contained in the registration statement on Form 8-A filed with the SEC on April 9, 2010 (File No. 001-34689).
Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.
The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Frederic Scheer, 300 N. Continental Blvd., Suite 100, El Segundo, California, telephone number is (310) 615-1900.
SUMMARY
     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our common stock. The terms “Cereplast,” the “Company,” “we,” “our” or “us” in this prospectus refer to Cereplast, Inc. and its subsidiaries, unless the context suggests otherwise.

ABOUT CEREPLAST
     We have developed and are commercializing proprietary bio-based resins through two complementary product families: Cereplast Compostables ® resins which are renewable, ecologically sound substitute for petroleum-based plastics and Cereplast Sustainables™ resins, which replace up to 50% of the petroleum-based content of traditional plastics with materials from renewable resources. Our resins aim to be competitively priced compared to petroleum-based plastic resins and can be converted into finished products using conventional manufacturing equipment without significant additional capital investment by downstream converters.
     The demand for non-petroleum based, clean and renewable sources for materials, such as bioplastics, and the demand for compostable/biodegradable products are being driven globally by a variety of factors, including fossil fuel price volatility, energy security and environmental concerns. These factors have led to increased spending on clean and renewable products by corporations and individuals as well as legislative initiatives at the local and state level.
     We are a full-service resin solution provider uniquely positioned to capitalize on the rapidly increasing demand for sustainable and environmentally friendly alternatives to traditional plastic products.
We primarily conduct our operations through two product families:
•	Cereplast Compostables ® resins are renewable, ecologically-sound substitutes for petroleum-based plastics targeting primarily single-use disposables and packaging applications. We offer 12 commercial grades of Compostables resins in this product line. These resins are compatible with existing manufacturing processes and equipment making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Compostables line in November 2006.

•	Cereplast Sustainables™ resins are renewable, ecologically-sound substitutes for petroleum-based plastics targeting primarily single-use disposables and packaging applications. We offer eight commercial grades of Sustainables resins in this product line. These resins are compatible with existing manufacturing processes and equipment, making them a ready substitute for traditional petroleum-based resins. We commercially introduced our Sustainables line in late 2007 under the name “Cereplast Hybrid Resins ® ”.
•	Cereplast Hybrid Resins ® replace up to 50% of the petroleum content in conventional plastics with bio-based materials such as industrial starches sourced from plants. The Hybrid resins line is designed to offer similar properties to traditional polyolefins such as impact strength and heat deflection temperature, and is compatible with existing converter processes and equipment. Cereplast Hybrid Resins ® provide a viable alternative for brand owners and converters looking to partially replace petroleum-based resins in durable goods applications. Hybrid resins address this need in a wide range of markets, including automotive, consumer goods, consumer electronics, medical, packaging, and construction. We commercially introduced our first grade of Hybrid resin, Hybrid 150, at the end of 2007. We currently offer three commercial grades in this product line.

•	Cereplast Algae Plastics™. In October 2009 we announced that we have been developing a new technology to transform algae into bioplastics and intend to launch a new family of algae-based resins that will complement the company’s existing line of Compostables and Sustainable resins. Although we do not expect this new technology to become commercial before mid 2011, it remains an important development as we believe that the potential for algae-based resins is quite substantial. Cereplast algae-based resins could replace, in a first step, 50% or more of the petroleum content used in traditional plastic resins. Currently, Cereplast is using renewable material such as starches from corn, tapioca, wheat, potatoes and Ingeo ® PLA, which are considered food related crops. Cereplast believes that it is important to enhance research on non-food crops as the Company is expecting a surge in demand in bioplastics in the years to come thus potentially creating pressure on food crops. Algae is the first non-food crop project the company will introduce and our R&D department is contemplating the development of additional non-food crop polymers in future years. Recently the algae production business has attracted considerable attention when Exxon announced a $600 million investment in Synthetic Genomics and BP invested $10 million in Martek Biosciences. We maintain that algae is a very attractive feedstock as it offers a low carbon footprint alternative and at the same time could be accessible in very large quantities. We also have a long-term future plan to create algae plastic made of 100% algae component, abandoning any reliance on fossil fuels. However the availability of algae production in large quantities is several years away.
     Our principal executive offices are located at 300 N. Continental Blvd., Suite 100, El Segundo, California. Our telephone number is (310) 615-1900. Our website is located at www.cereplast.com. Information contained on, or that can be accessed through, our website is not part of this prospectus.

This Offering
On January 26, 2011, we entered into a Securities Purchase Agreement (the “Purchase Agreement”),with the investors named on the signature pages thereto (the “Investors”), pursuant to which, on February 1, 2011 (the “Closing Date”), the Company issued and sold to the Investors, all of whom are accredited investors, 2,596,500 shares of common stock (the “Common Shares”) for a purchase price of $4.75 per share, for an aggregate purchase price of $12,333,375. We also issued to the Investors warrants to purchase an aggregate of 649,128 shares of the Company’s common stock (the “Warrants”) at an exercise price of $6.35. Each Investor was issued Warrants equal to 1/4 of the number of Common Shares purchased by such Investor. The Warrants have a five-year term commencing on August 1, 2011 and may be exercised on a cashless basis if, at any time after the Required Effective Date (as defined in the Purchase Agreement) a registration statement is not available for the resale of the shares of common stock issuable upon exercise of the Warrants (the “Warrant Shares”).
Lazard Capital Markets LLC served as lead placement agent for the offering, and Merriman Capital, Inc. and Ardour Capital Investments, LLC acted as co-placement agents. The Company paid an aggregate commission of $925,003 (7.5% of the gross proceeds) to the placement agents in connection with the offering.
Pursuant to the Purchase Agreement, we agreed to file a registration statement registering the Common Shares and the Warrant Shares with the Securities and Exchange Commission (“SEC”) within 20 days from the Closing Date and use commercially reasonable effects to have such registration statement declared effective within 90 days from the Closing Date (120 days if the registration statement is reviewed by the SEC). Pursuant to the Purchase Agreement, we will be required to pay liquidated damages of 1% of the purchase price monthly (up to 10% of the purchase price) if we fail to timely have the registration statement declared effective.
The issuance and sale of the Common Shares and Warrants was made in reliance upon the exemption provided in Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the issuance. Each of the Notes and Warrants contain restrictive legends preventing the sale, transfer or other disposition of such Notes and Warrants, unless registered under the Securities Act, or pursuant to an exemption therefrom.
The 3,385,628 shares of common stock included in this prospectus include the (i) 2,596,500 Common Shares and (ii) 649,128 Warrant Shares. This prospectus also includes 140,000 shares of common stock issuable upon exercise of warrants, issued on December 21, 2010, to Compass Horizon Funding Company, LLC, and subsequently transferred to Horizon Credit I, LLC, its wholly owned subsidiary (the “Horizon Warrants”). The Horizon Warrants were issued in connection with a venture loan and security agreement, dated December 21, 2010, between the Company and Compass Horizon Funding Company, LLC. The Horizon Warrants have a seven year term, an exercise price of $4.40, and may be exercised on a cashless basis.

Common stock outstanding prior to the offering	15,688,634*

Common stock offered by selling stockholders	3,385,628 (including 2,596,500 outstanding shares, 649,128 shares underlying Warrants, and shares underlying 140,000 Compass Warrants)

Common stock to be outstanding after the offering	16,477,762**

Use of proceeds	We will not receive any proceeds from the sale of the securities hereunder. See “Use of Proceeds” for a complete description.

*	As of March 29, 2011.

**	Assumes exercise of 649,128 Warrants and 140,000 Compass Warrants.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, before investing in our common stock. If any of the events anticipated by the risks described below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.
We have incurred net losses in the past.
     We have a history of operating losses and have incurred significant net losses in each fiscal quarter since our inception. For the years ended December 31, 2010 and 2009, we had gross revenues of $6.4 million and $2.8 million, respectively, and incurred net losses of $7.5 million and $6.1 million respectively. We will need to generate significant additional revenue to achieve profitability. While management believes that we may achieve profitability in the second part of 2011, there can be no assurance that we will. Our ability to generate and sustain significant additional revenues or achieve profitability will depend upon numerous factors outside of our control, including the market acceptance of our bio-based resins, future cost trends for our key raw materials and competitive products, and general economic conditions.
     We have a limited operating history, which makes it difficult to evaluate our financial performance and prospects.
     We only commenced the marketing and commercial sale of our products within the past three years, and continue to develop and launch new bio-based resins. We are, therefore, subject to all of the risks inherent in a new business enterprise, as well as those inherent in a rapidly developing industry. Our limited operating history makes it difficult to evaluate our financial performance and prospects. There can be no assurance that in the future we will generate revenues, operate profitably or that we will have adequate working capital to meet our obligations as they become due. Because of our limited financial history, we believe that period-to-period comparisons of our results of operations will not be meaningful in the short term and should not be relied upon as indicators of future performance.
     In the current economic environment we will be required to raise additional capital to fund our research and development efforts, marketing programs, as well as our continuing operations and have been successful at doing so.
Our capital requirements depend on several factors, including:
•	the speed at which our products are accepted into the market;

•	the level of spending to increase and enhance manufacturing capacity;

•	costs of recruiting and retaining qualified personnel;

•	the level of research and development and market commercialization spending; and

•	the necessity to acquire additional manufacturing capacity
     Additional capital will be required to continue to fund our research and development efforts as well as our continuing operations. There can be no assurance that additional sources of financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our research and development efforts, take advantage of opportunities, develop products or technologies or otherwise respond to competitive pressures will be impaired.
     The commercial success of our business depends on the widespread market acceptance of products manufactured with our bio-based resins.
     Although there is a developed market for petroleum-based plastics, the market for plastics produced with our environmentally friendly bio-based resins is still developing. Our success depends on consumer acceptance of these plastic products as well as the success of the commercialization of plastics produced with our bio-based resins by third parties. At present, it is difficult to assess or predict with any assurance the potential size, timing and viability of market opportunities for our product in the plastics market. The traditional plastics market sector is well-established with entrenched competitors with whom we must compete. Pricing for traditional plastics has been highly volatile in recent years, and moved rapidly from conditions which are more supportive of bioplastics to environments which are less favorable (like the present). While we expect to be able to command a premium price for our environmentally sustainable products, a widening gap in the pricing for bioplastics versus petroleum-based plastics may reduce the size of our addressable market. In addition, the growth of the market will create some pressure on price for applications today considered commodities.

     We have only recently commenced industrial scale production of our bio-based resins and it is possible that some of our bio-based resins or plastic products made with our bio-based resins may not perform as well as other resins or traditional plastics.
     Individual products produced with our bio-based resins may not perform as well as traditional plastics. We are still developing and improving many of our bio-based resins and are continuing to evaluate the performance in specific applications. If we fail to develop bio-based resins that allow products made with our bio-based resins to perform comparably to traditional plastics, this could cause consumers to prefer alternative products.
     We may not be successful in protecting our intellectual property and proprietary rights and may be required to expend significant amounts of money and time in attempting to protect these rights. If we are unable to protect our intellectual property and proprietary rights, our competitive position in the market could suffer.
     Our intellectual property consists of patents, copyrights, trade secrets, trade dress and trademarks. Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the U.S. and in other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems may be caused by, among other factors, a lack of rules and methods for defending intellectual property rights.
     Our future commercial success requires us not to infringe on patents and proprietary rights of third parties, or breach any licenses or other agreements that we have entered into with respect to our technologies, products and businesses. The enforceability of patent positions cannot be predicted with certainty. We will apply for patents covering both our technologies and our products, if any, as we deem appropriate. Patents, if issued, may be challenged, invalidated or circumvented. There can be no assurance that no other relevant patents have been issued that could block our ability to obtain patents or to operate as we would like. Others may develop similar technologies or may duplicate technologies developed by us.
     We are not currently a party to any litigation with respect to any of our patent positions. However, if we become involved in litigation or interference proceedings declared by the United States Patent and Trademark Office, or other intellectual property proceedings outside of the U.S., we might have to spend significant amounts of money to defend our intellectual property rights. If any of our competitors file patent applications or obtain patents that claim inventions or other rights also claimed by us, we may have to participate in interference proceedings declared by the relevant patent regulatory agency to determine priority of invention and our right to a patent of these inventions in the U.S. Even if the outcome is favorable, such proceedings might result in substantial costs to us, including, significant legal fees and other expenses, diversion of management time and disruption of our business. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the interference proceeding. Uncertainties resulting from initiation and continuation of any patent or related litigation also might harm our ability to continue our research or to bring products to market.
     An adverse ruling arising out of any intellectual property dispute, including an adverse decision as to the priority of our inventions would undercut or invalidate our intellectual property position. An adverse ruling also could subject us to significant liability for damages, prevent us from using certain processes or products, or require us to enter into royalty or licensing agreements with third parties. Furthermore, necessary licenses may not be available to us on satisfactory terms, or at all.
     Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
     To protect our proprietary technologies and processes, we rely on trade secret protection as well as on formal legal devices such as patents. Although we have taken security measures to protect our trade secrets and other proprietary information, these measures may not provide adequate protection for such information. Our policy is to execute confidentiality and proprietary information agreements with each of our employees and consultants upon the commencement of an employment or consulting arrangement with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not be disclosed to third parties. These agreements also generally provide that technology conceived by the individual in the course of rendering services to us shall be our exclusive property. Even though these agreements are in place there can be no assurances that that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market.

     Management and affiliates own enough shares to have a substantial impact on shareholder vote which could cause us to take action that may not be in the best interest of all shareholders.
     As of March 29, 2011, our executive officers and directors, and entities controlled by or affiliated with them or the Company, own in aggregate approximately 20.9% of the outstanding common stock As a result, this group of stockholders have a substantial impact on the vote on matters that require stockholder approval, such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending our Certificate of Incorporation or other material corporate actions, and these shareholders could cause the us to take action that may not be in the best interest of all shareholders.
Given our limited resources, we may not effectively manage our growth.
     Our growth and expansion plan, which includes targeting high-growth segments with commercial products, supporting converter partners and working with brand owners in the adoption of bio-based plastics to enlarge our customer base, expanding our manufacturing capabilities, strengthening our product leadership by developing new formulations in conjunction with customer demands and pursuing strategic alliances, requires significant management time and operational and financial resources. There is no assurance that we have the necessary operational and financial resources to manage our growth. This is especially true as we expand facilities and manufacture our products on a larger commercial scale. In addition, rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Failure to adequately manage our growth could have a material adverse effect on our business, results of operations, financial condition and the quoted price of our common stock.
     Established product manufacturers could improve the ability to recycle their existing products or develop new environmentally preferable products which could render our technology less competitive.
     Several paper and plastic disposable packaging manufacturers and converters and others have made efforts to increase the recycling of their products. Increased recycling of paper and plastic products could lessen their harmful environmental impact, one major basis upon which we compete.
     Many potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours.
     A number of these companies, including BASF, DuPont, Novamont, NatureWorks and Telles, have introduced or are in the process of introducing both bio-based resins and/or compostable synthetic-based resins. We view the threat from this competition as low. Just as a wide variety of different petroleum-based polymers and resins currently serve the needs of the plastic market, we believe that the various resins and polymers offer different properties and are targeted at different applications, making them more complementary and thus broadening the universe of applications for bio-based and compostable plastics.
     As the bioplastic industry grows, the demand for biopolymers grows as well, creating more uncertainty with respect to access to critical components of our process.
     One of our suppliers, NatureWorks, LLC, currently produces the majority of the prime grade PLA in the United States, and we currently rely on NatureWorks, LLC for a substantial portion of our PLA requirements. For the year ended December 31, 2010, PLA accounted for 23.2% of our total raw material cost of goods sold. If we lose NatureWorks, LLC as a supplier it could delay the commercial introduction, hinder market acceptance of these resins and increase the cost of these resins and our results of operations could be materially adversely affected. We continue to develop alternative feedstock to PLA and evaluate additional PLA sources to support some of our Compostables ® Resins, which incorporate prime grade PLA. Cereplast Hybrid Resins ® do not depend on PLA.
     We also rely on several grades of copolyester supplied by companies such as BASF Corporation, Perstop, and Wacker in manufacturing some of our Compostables resins. If we lose any of these suppliers, or if there are disruptions in the supply chain, the price of these resins may increase or the sales of these resins may be delayed and our results of operations could be materially adversely affected.

     Fluctuations in the costs of our raw materials and competitive products could have an adverse effect on our results of operations and financial condition.
     Our results of operations are directly affected by the cost of our raw materials. Our Compostables Resins are based in large part on polylactic acid, a renewable polymer manufactured from an agricultural feedstock (corn sugar). Our ability to offset the effect of raw material prices by increasing sales prices is uncertain. A further increase in the price differential between agricultural —based raw materials relative to petroleum-based plastics could have a negative impact on our results of operations and financial position. Historically, a primary driver for the growth of the bioplastics market has been the rising and increasingly volatile cost of oil, which has narrowed the cost gap between traditional and bio-based plastics, and expectations of sustained large hydrocarbon price increases over the long term which would further enhance the competitiveness of our products. Prices and demand for traditional plastics have collapsed in recent months due to global economic conditions; this in turn has affected the interest in bioplastics by certain market sectors and reduced our relative competitiveness.
     During the year ended December 31, 2010, we had two significant customers that accounted for 62.9% of total sales. The loss of these customers could adversely affect our short-term sales and profitability.
     During the year ended December 31, 2010 two customers accounted for 62.9% of our total sales. If these customers elect not to continue purchasing products from us, we may not be able to find other customers whose requirements for our products are as significant. Accordingly, the loss of these significant customers may adversely affect our near-term business, prospects, financial condition and results of operations.
We are subject to risks generally associated with companies that operate in a global environment, which could affect our growth and financial performance.
Approximately 77% of our 2010 gross sales and 11% of our 2009 gross sales were generated from export sales to customers outside of North America and thus we are subject to risks inherent in multinational business environments. Those risks include:
•	compliance with U.S. laws affecting operations outside of the U.S., such as the Foreign Corrupt Practices Act,

•	compliance with a variety of local regulations and laws,

•	changes in tax laws and the interpretation of those laws,

•	disruptions in ocean container shipping routes

•	fluctuations in currency values,

•	sudden changes in foreign currency exchange controls,

•	discriminatory or conflicting fiscal policies,

•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions,

•	greater risk of uncollectible accounts and longer collection cycles,

•	imposition of more or new tariff, quotas, trade barriers, and similar restrictions on our sales outside the U.S.
Moreover, political and economic changes or volatility, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, public corruption and other economic or political uncertainties could interrupt and negatively affect our business operations. All of these factors could result in increased costs or decreased revenues, and could materially and adversely affect our product sales and results of operations.

Our operations are subject to regulation by the U.S. Food and Drug Administration.
     The manufacture, sale and use of resins are subject to regulation by the U.S. Food and Drug Administration (the “FDA”). The FDA’s regulations are concerned with substances used in food packaging materials, not with specific finished food packaging products. Thus, food and beverage containers are in compliance with FDA regulations if the components used in the food and beverage containers: (i) are approved by the FDA as indirect food additives for their intended uses and comply with the applicable FDA indirect food additive regulations; or (ii) are generally recognized as safe for their intended uses and are of suitable purity for those intended uses.
     We believe that our resins are in compliance with all FDA requirements. Failure to comply with FDA regulations could subject us to administrative, civil or criminal penalties.
     Regulatory changes applicable to us, or the products in our end-use markets, could adversely affect our financial condition and results of operations.
     We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local regulations. Changes in those regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products.
     We may be liable for damages based on product liability claims brought against our customers in our end-use markets.
     Many of our products may provide critical performance attributes to our customers’ products that will be sold to end users who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations. We have acquired product liability coverage of up to $7.0 million.
     A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations.

     Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
     Our success in the competitive markets in which we operate will continue to depend to a significant extent on our leadership and other key management and technical personnel. We may not be able to retain our current management personnel or to recruit qualified individuals to join our management team. The loss of any key individual could have a material adverse effect on our business.
     Disruptions of continuous operation of our new Seymour bioplastic production facility could materially and adversely affect our results of operations.
     We lease a facility and site in Seymour, Indiana, where we have constructed a new bioplastic production facility. Completed in March 2010, we have consolidated all core manufacturing activities from California to the Seymour site resulting in significant cost, productivity and quality enhancements. We believe we will need to add additional production capacity in the near future as the current development of the market seems to call for full capacity of our Seymour facility to be reached within 24 months, and would need approximately an additional nine to 16 months to set up additional capacity, depending on the location. If we are unable to set up and finance such additional facility, we may experience some disruption in our growth.
     Downturns in general economic conditions could adversely affect our profitability.
     Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. Future economic conditions may not be favorable to our industry. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.
Risks related to our stock
     We may fail to qualify for continued listing on the NASDAQ Capital Market which could make it more difficult for investors to sell their shares.
     In April 2010, our common stock was approved for listing on the NASDAQ Capital Market and continues to be listed on the NASDAQ Capital Market. There can be no assurance that trading of our common stock on such market will be sustained or that we can meet NASDAQ’s continued listing standards. In the event that our common stock fails to qualify for continued inclusion, our common stock could thereafter be quoted on the OTC Bulletin Board or the Pink Sheets. Under such circumstances, shareholders may find it more difficult to sell, or to obtain accurate quotations, for our common stock, and our common stock would become substantially less attractive to certain purchasers such as financial institutions, hedge funds and other similar investors.
     Our common stock may be affected by limited trading volume and price fluctuations which could adversely impact the value of our common stock.
     Trading in our common stock can fluctuate significantly and there can be no assurance that an active trading market will either develop or be maintained. Our common stock is expected to continue to experience significant price and volume fluctuations. This trading activity could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially. These fluctuations may also cause short sellers to periodically enter the market in the belief that our stock price will decline in the future. We cannot predict the actions of market participants or the stock market as a whole. We can offer no assurances that the market for our common stock will be stable or that our stock price will fluctuate in a manner that is consistent with our operating results.
     We have not and do not anticipate paying any dividends on our common stock.
     We have paid no dividends on our common stock to date and it is not anticipated that any dividends will be paid to holders of our common stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our stock, and could significantly affect the value of any investment in our Company.

     Our Board of Directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stock holders.
     Our articles of incorporation authorize the issuance of preferred shares which may be issued with dividend, liquidation, voting and redemption rights senior to our common stock without prior approval by the stockholders. The preferred stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of preferred stock in one or more series, with such designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution of resolutions.
     The issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Preferred stock may be issued quickly with terms calculated to discourage, make more difficult, delay or prevent a change in control of our Company or make removal of management more difficult. As a result, the Board of Directors’ ability to issue preferred stock may discourage the potential hostile acquirer, possibly resulting in beneficial negotiations. Negotiating with an unfriendly acquirer may result in, among other things, terms more favorable to us and our stockholders. Conversely, the issuance of preferred stock may adversely affect any market price of, and the voting and other rights of the holders of the common stock. We presently have no plans to issue any preferred stock.
FORWARD-LOOKING STATEMENTS
     The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
     The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. For example, assumptions that could cause actual results to vary materially from such future results include, but are not limited to, our ability to successfully develop and market our products to customers; our ability to generate customer demand for our products in our target markets; the development of our target markets and market opportunities; our ability to manufacture suitable products at competitive cost; market pricing for our products and for competing products; the extent of increasing competition; technological developments in our target markets and the development of alternate, competing technologies in them; and sales of shares by existing shareholders. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Unless we are required to do so under US federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.
USE OF PROCEEDS
The sale of common stock offered hereby is being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any of the proceeds from the resale of the common stock by the selling stockholders. If the warrants issued pursuant to the private placement are completely exercised for cash, we would receive a maximum of $4,737,962 as a result of such exercises. There is no assurance that any of the warrants will be exercised. If we receive any proceeds from the exercise of the warrants, these proceeds will be used for general working capital purposes.

SELLING STOCKHOLDERS
Below is information with respect to the beneficial ownership of our securities by the selling stockholders as of March 29, 2011. Except as described below, the selling stockholders do not have, or have had, any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. See “Plan of Distribution” for additional information about the selling stockholders and the manner in which the selling stockholders may dispose of their shares. Beneficial ownership has been determined in accordance with the rules of the SEC, and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shares voting or investment power of that security, and includes option that are currently exercisable or exercisable within 60 days. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of the shares covered by this prospectus. The percentages for each selling stockholder are based on 15,688,634 shares issued and outstanding, plus the additional shares that the selling stockholder is deemed to beneficially own as set forth in the table. No selling stockholder is a broker-dealer of an affiliate of a broker-dealer, except as set forth below.
     The selling stockholders may sell all, or none of their shares in this offering. See “Plan of Distribution.”

						Percentage of
			Shares of			Ownership
	Beneficial		Common		Beneficial	After
	Ownership		Stock		Ownership	Completion
Name and address of	Before the		Included in		After the	of
Selling Stockholder	Offering		Prospectus		Offering	Offering (1)
O’Connor Global Multi-Strategy Alpha Master Limited One North Wacker Dr, 32nd Floor Chicago, IL 60606	262,500	(2)	262,500	(2)	0	*

Prescott Group Aggressive Small Cap Master G.P. 1924 South Utica, #1120 Tulsa, OK 74104	394,738	(3)	394,738	(3)	0	*

Kingsbrook Opportunities Master Fund LP c/o Kingsbrook Partners LP 590 Madison Avenue, 27th Floor New York, NY 10022	444,738	(4)	394,738	(5)	50,000	*

Hudson Bay Master Fund, Ltd. 120 Broadway, 40th Floor New York, NY 10274	287,500	(6)	187,500	(7)	100,000	*

Galt Asset Management, LLC 223 Wall Street, Suite #144 Huntington, NY 11743	263,158	(8)	263,158	(8)	0	*

Joseph Fusaro 14 Greenhill Lane Huntington, NY 11743	26,315	(9)	26,315	(9)	0	*

Saturn Capital , LLC 223Wall Street, #144 Huntington, NY 11743	216,778	(10)	216,778	(10)	0	*

HFR HE Ardsley Renewable Energy Master Trust 262 Harbor Drive, 4th Floor Stamford, CT 06902	54,875	(11)	54,875	(11)	0	*

						Percentage of
			Shares of			Ownership
	Beneficial		Common		Beneficial	After
	Ownership		Stock		Ownership	Completion
Name and address of	Before the		Included in		After the	of
Selling Stockholder	Offering		Prospectus		Offering	Offering (1)
Ardsley Partners Renewable Energy Fund, L.P. 262 Harbor Drive, 4th Floor Stamford, CT 06902	163,375	(12)	163,375	(12)	0	*

Ardsley Renewable Energy Offshore Fund, Ltd. c/o Ardsley Partners 262 Harbor Drive, 4th Floor Stamford, CT 06902	44,250	(13)	44,250	(13)	0	*

AQR Funds—AQR Diversified Arbitrage Fund c/o CNH Partners, LLC Two Greenwich Plaza, 1st Floor Greenwich, CT 06830	322,695	(14)	322,695	(14)	0	*

CNH Diversified Opportunities Master Account, L.P. c/o CNH Partners, LLC Two Greenwich Plaza, 1st Floor Greenwich, CT 06830	5,000	(15)	5,000	(15)	0	*

Advanced Series Trust—AST Academic Strategies Asset Allocation Portfolio c/o CNH Partners, LLC Two Greenwich Plaza, 1st Floor Greenwich, CT 06830	33,195	(16)	33,195	(16)	0	*

AQR Opportunistic Premium Offshore Fund, L.P. c/o AQR Capital Management, LLC Two Greenwich Plaza, 3rd Floor Greenwich, CT 06880	33,848	(17)	33,848	(17)	0	*

Juniperhill Master Fund LP Unit 3-213-4, Governor’s Square 23 Lime Tree Bay Grand Cayman KY1-1002 Cayman Islands	33,000	(18)	26,250	(19)	6,750	*

Heller Capital Investments, LLC 700 E. Pelisade Avenue Englewoods, NJ 07632	105,000	(20)	75,000	(21)	30,000	*

Octagon Capital Partners 155 West 68th St., #27E New York, NY 10023	155,000	(22)	112,500	(23)	42,500	*

						Percentage of
			Shares of			Ownership
	Beneficial		Common		Beneficial	After
	Ownership		Stock		Ownership	Completion
Name and address of	Before the		Included in		After the	of
Selling Stockholder	Offering		Prospectus		Offering	Offering (1)
Capital Ventures International 101 California St., Suite 3250 San Francisco, CA 94111	202,500	(24)	187,500	(25)	15,000	*

Hartz Capital Investments, LLC 120 Broadway, Suite 1019 New York, NY 10271	156,250	(26)	156,250	(26)	0	*

Empery Asset Master, Ltd. 120 Broadway, Suite 1019 New York, NY 10271	156,250	(27)	156,250	(27)	0	*

Pacific Capital Management, LLC 1601 Wilshire Blvd., Ste. 2180 Los Angeles, CA 90025	128,913	(28)	128,913	(28)	0	*

Horizon Credit I, LLC 76 Batterson Park Road Farmington, CT 06032	140,000	(29)	140,000	(29)	0	*

*	less than 1%.

(1)	Assumes that all shares offered hereby are sold.

(2)	Includes 210,000 Common Shares and 52,500 Warrant Shares. The selling stockholder is a fund which cedes investment control to UBS O’Connor LLC, the investment manager. Jeffrey F. Putman is the portfolio manager for the selling stockholder. Mr. Putman has voting and investment control over the securities offered by the selling stockholder. Mr. Putman disclaims beneficial ownership of such securities.

(3)	Includes 315,790 Common Shares, 78,948 Warrant Shares, and an additional 50,000 shares issuable upon exercise of warrants with an exercise price of $4.44. Phil Frohlich has voting and investment control over the securities offered by the selling stockholder.

(4)	Includes 315,790 Common Shares, 78,948 Warrant Shares, and an additional 50,000 shares of common stock issuable upon exercise of warrants with an exercise price of $4.44.

(5)	Includes 315,790 Common Shares and 78,948 Warrant Shares. Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting and investment control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingbsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and have voting and investment power over the securities offered by the selling stockholder. Each of Kingsbrook Partners, Opportunities GP, GP LLC, and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(6)	Includes 150,000 Common Shares, 37,500 Warrant Shares, and an additional 100,000 shares of common stock issuable upon exercise of warrants with an exercise price of $4.44.

(7)	Includes 150,000 Common Shares and 37,500 Warrant Shares. Hudson Bay Capital Management LP, the investment manager of Hudson

Bay Master Fund Ltd., has voting and investment power over the securities offered by the selling stockholder. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Mr. Gerber has voting and investment power over the securities offered by the selling stockholder. Mr. Gerber disclaims beneficial ownership of these securities.

(8)	Includes 210,526 Common Shares and 52,632 Warrant Shares. Brian P. Vitale has voting and investment power over the securities offered by the selling stockholder.

(9)	Includes 21,052 Common Shares and 5,263 Warrant Shares.

(10)	Includes 173,422 Common Shares and 43,356 Warrant Shares. Stacie L. Green has voting and investment power over the securities offered by the selling stockholder.

(11)	Includes 43,900 Common Shares and 10,975 Warrant Shares. Philip J. Hempleman has voting and investment power over the securities offered by the selling stockholder.

(12)	Includes 130,700 Common Shares and 32,675 Warrant Shares. Philip J. Hempleman has voting and investment power over the securities offered by the selling stockholder.

(13)	Includes 35,400 Common Shares and 8,850 Warrant Shares. Philip J. Hempleman has voting and investment power over the securities offered by the selling stockholder.

(14)	Includes 258,156 Common Shares and 64,539 Warrant Shares. CNH Partners, LLC, as the sub-advisor of AQR Funds—AQR Diversified Arbitrage Fund, has discretionary voting and investment authority over the shares owned by AQR Funds—AQR Diversified Arbitrage Fund. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities offered by the selling stockholder.

(15)	Includes 4,000 Common Shares and 1,000 Warrant Shares. CNH Partners, LLC, as the advisor of CNH Diversified Opportunities Master Account, L.P., has discretionary voting and investment authority over the shares owned by CNH Diversified Opportunities Master Account, L.P. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities offered by the selling stockholder.

(16)	Includes 26,556 Common Shares and 6,639 Warrant Shares. CNH Partners, LLC, as the sub-advisor of Advanced Series Trust—AST Academic Strategies Asset Allocation Portfolio, has discretionary voting and investment authority over the shares owned by Advanced Series Trust—AST Academic Strategies Asset Allocation Portfolio . CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities offered by the selling stockholder.

(17)	Includes 27,078 Common Shares and 6,770 Warrant Shares. CNH Partners, LLC, as the sub-advisor of AQR Opportunistic Premium Offshore Fund, L.P., has discretionary voting and investment authority over the shares owned by AQR Opportunistic Premium Offshore Fund, L.P. CNH Partners, LLC is controlled indirectly by Todd Pulvino and Mark Mitchell. Accordingly, Todd Pulvino and Mark Mitchell share voting and investment authority over the securities offered by the selling stockholder.

(18)	Includes 21,000 Common Shares, 5,250 Warrant Shares, and an additional 6,750 shares of common stock issuable upon exercise of warrants with an exercise price of $4.44.

(19)	Includes 21,000 Common Shares and 5,250 Warrant Shares. Juniper Asset Management LP is the Investment Manager of Juniperhill Master Fund LP. Juniperhill Opportunity Partners LLC is the General Partner to the Investment Manager. Deborah Solomon is the Managing Member of the General Partners and has voting and investment power over the securities offered by the selling stockholder.

(20)	Includes 60,000 Common Shares, 15,000 Warrant Shares, and an additional 30,000 shares of common stock.

(21)	Includes 60,000 Common Shares and 15,000 Warrant Shares. Ronald I. Heller has voting and investment power over the securities offered by the selling stockholder.

(22)	Includes 90,000 Common Shares, 22,500 Warrant Shares, and an additional 42,500 shares of common stock issuable upon exercise of warrants with an exercise price of $4.44

(23)	Includes 90,000 Common Shares and 22,500 Warrant Shares. Steven Hart has voting and investment power over the securities offered by the selling stockholder.

(24)	Includes 150,000 Common Shares, 37,500 Warrant Shares, and an additional 15,000 shares of common stock issuable upon exercise of warrants with an exercise price of $4.44 The selling stockholder is an affiliate of a broker-dealer. The selling stockholder purchased its securities in the ordinary course of business and, at the time of the purchase of the securities to be issued, had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

(25)	Includes 150,000 Common Shares and 37,500 Warrant Shares. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed the beneficial of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., has voting and investment power over the securities offered by the selling stockholder. Mr. Kobinger disclaims beneficial ownership of these securities.

(26)	Includes 125,000 Common Shares and 31,250 Warrant Shares. Empery Asset Management LP, the authorized agent of Hartz Capital Investments, LLC (“HCI”), has discretionary authority to vote and dispose of the shares held by HCI and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, have investment discretion and voting power over the shares held by HCI. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(27)	Includes 125,000 Common Shares and 31,250 Warrant Shares. Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, have investment discretion and voting power over the shares held by EAM. Mr. Hoe and Mr. Lane disclaim any beneficial ownership of these shares.

(28)	Includes 103,130 Common Shares and 25,783 Warrant Shares. has voting and investment power over the securities offered by the selling stockholder. Pacific Capital Management, LLC (“PCM”) is a Delaware limited liability company. Its investment manager is JMG Capital Management, Inc (the “Manager”), a California corporation that has voting and dispositive power over PCM’s’ investments, including the shares offered hereby. Jonathan M. Glaser is the Executive Officer and Director of the Manager and has sole investment discretion over PCM’s portfolio holdings.

(29)	Represents shares of common stock issuable upon exercise of warrants with an exercise price of $4.40. Robert D. Pimeroy has voting and investment power over the securities offered by the selling stockholder.

PLAN OF DISTRIBUTION
The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS
     The validity of the common stock will be passed upon by Sichenzia Ross Friedman Ference LLP, New York, New York.
EXPERTS
     The consolidated financial statements of Cereplast, Inc. as of December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010 appearing in Cereplast, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2010, have been audited by HJ Associates & Consultants, LLP, Cereplast, Inc.’s independent registered public accounting firm, as set forth in its report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Under Sections 78.7502 and 78.751 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such. The Company’s articles of incorporation implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:
•	The Company shall indemnify all its directors and officers to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes or any other law then in effect or as it may hereafter be amended. The Company shall indemnify each of its present and future directors and officers who becomes a party or is threatened to be made a party to any suit or proceeding, against expenses, including, but not limited to, attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

•	The expenses of directors and officers incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company as they are incurred and in advance of the final disposition of the foregoing actions, if such person undertakes to repay said expenses if it is ultimately determined by a court that he is not entitled to be indemnified by the Company, meaning, a final adjudication establishes that the person’s acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.
These indemnification provisions may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.